NEWS RELEASE

FOR IMMEDIATE RELEASE

                  AMERICAN STANDARD REPORTS FOR ITS FULL YEAR:
                 RECORD SALES OF $7.2 BILLION, UP 10% OVER 1998

        RECORD EPS FROM CONTINUING OPERATIONS OF $3.76, UP 19% OVER 1998

         Piscataway, NJ - February 10, 2000 - American Standard Companies Inc. (NYSE:ASD) today announced record results for 1999. Revenues from continuing operations were $7.2 billion (excluding the results of the Medical businesses to be sold), up 10% over 1998. Diluted per share earnings from continuing operations increased 19% to $3.76. After the loss on the sale of the Medical businesses and the impact of an impairment charge principally related to a minority equity interest outside of the three core businesses, fully diluted per share earnings for 1999 were $1.90.

         Frederic Poses, Chairman and Chief Executive Officer remarked, "We are pleased to report record sales and earnings for 1999. Our businesses achieved strong overall top line growth and share gains in the important U.S. and European markets. Our businesses performed well despite weakness in the Far East and Latin America as well as a softening in the European commercial vehicle market. The overall sales growth of 10% reflects our global diversity and business balance.

         "For the year, the Company's earnings growth and operating margin expansion, from 10% to 10.4%, reflect our continued success in leveraging sales growth and reducing costs. Operating earnings and margin improvement were better in both our Plumbing and Air Conditioning businesses. Braking and Control System's operating income and margin, while still at good levels, were below last year reflecting higher warranty and product development costs in 1999. The overall Braking business, after including increased equity income from our U.S. marketing joint venture, was comparable to last year.

         "We have made significant progress on the sale of the Medical businesses and recorded the estimated loss on the sale of these discontinued businesses in the fourth quarter. In addition to the cash we will receive from the sale, the Company expects to share in the potential future value of the business.

         "With the selling of the Medical businesses and the strengths of our three core businesses, I am confident that 2000 will be another outstanding year."

                           Recent Business Highlights

         Air Conditioning Systems and Services

                  Trane was awarded a $13 million equipment and building control systems contract for the new UPS distribution center, Hub 2000, in Louisville, Kentucky. The center, covering 47 acres under one roof, will be the largest single distribution structure of its kind in the world.

                  The  Consumers   Digest  Annual  Buying  Guide  named  Trane's
                  residential gas furnace (XL 80) a "Best Buy" in its category.

         Plumbing Products

                  The Marriot hotel chain selected American Standard as its exclusive U.S. supplier of bathroom fixtures and faucets for new construction and renovations.

         Braking and Control Systems

                  The two leading producers of transmissions in Europe selected WABCO as their development partner for gearbox automation on medium-sized commercial vehicles.

                  Freightliner selected Meritor WABCO as its development partner for an advanced vehicle roll stability protection system. Production is scheduled for late 2000.

                                 Full Year 1999

Revenues from continuing operations were $7.2 billion, up 10% over 1998 and up 11% excluding unfavorable foreign exchange effects. Excluding the effects of the Plumbing and Air Conditioning service acquisitions and foreign exchange, sales increased a solid 7%. Segment income from continuing operations was $751 million, an increase of 14% from $658 million last year (16% excluding a $13 million unfavorable foreign exchange effect).

         Air Conditioning Systems and Services sales were $4,337 million, up 10% from last year. U.S. markets expanded 5% to 6% as replacement and renovation continued to grow and new housing and commercial construction remained near record high levels. Markets outside the U.S. were mixed with Europe up slightly while markets in Asia and Latin America were down. Segment income increased $67 million, or 17%, to $453 million and margin improved from 9.8% to 10.4% reflecting improved volume in the U.S. and cost improvements in international markets, primarily Europe.

         Plumbing Products sales were $1,755 million, up 16% from last year. Excluding the effects of the Armitage/Dolomite acquisition in February 1999 and the divestiture of the Porcher distribution business, sales increased 2% (5% excluding exchange). Markets in the U.S. expanded by over 5% as renovation and remodeling, driven by the large retail home center expansion, continued to grow and new housing starts remained at high levels. Markets were flat in Europe, continued to be soft in Asia and were down significantly in Latin America. Segment income increased $45 million, or 38% (44% excluding exchange), to $164 million, mainly due to the acquired Armitage/Dolomite businesses, strong volume increases in the U.S. and cost improvements from the European restructuring program. Margin improved substantially from 7.9% to 9.3%.

         Braking and Control Systems sales were $1,098 million, down 1%, but up 4% excluding exchange. European and Brazilian commercial vehicle production rates were down 1% and 28%, respectively, while U.S. commercial vehicle production increased 21%. Export sales and sales by the U.S. compressor manufacturing joint venture were significantly higher. Segment income decreased $19 million ($10 million excluding exchange) to $134 million mainly due to warranty costs and increased product development spending, compressing margin from 13.8% to 12.2%. The decline in segment income, however, was substantially offset by increased equity income from the U.S. marketing joint venture which expanded its market leading position, shipping more than 600,000 antilock braking systems to the North American commercial vehicle market in 1999, an increase of 33% over the prior year.

         Restructuring and asset impairment reflects a charge of $27 million principally in Braking and Control Systems related to the movement of production from Western Europe to a low-cost facility in Poland. This charge is largely offset by a reduction of charges taken in 1998 to restructure North American operations. Also included is a $13 million impairment charge related to a minority equity interest outside the Company's three core businesses.

         Corporate and Other Expense of $134 million was $24 million higher than the prior year mainly due to costs associated with certain corporate officer retirements, a related pension adjustment and increased financing fees paid to the Company's financial services joint venture resulting from increased volumes in the U.S. businesses.

         Foreign Exchange had a negative effect on diluted per share earnings of $0.08.

         Discontinued operations include the Medical Systems 1999 operating loss of $23 million ($14 million net of tax). The estimated loss on the sale of the Medical businesses is $112 million net of tax. Including the Medical Systems operating loss for 1999, the total Company full year results were sales of $7.3 billion and diluted per share earnings of $3.56.

                             Fourth Quarter Summary

Total sales from continuing operations for the fourth quarter 1999 of $1.75 billion were up 9% (12% excluding a $52 million unfavorable foreign exchange effect). Segment income from continuing operations in the fourth quarter of 1999 was $157 million, an increase of 15% from $136 million last year (19% excluding a $4 million unfavorable foreign exchange effect). Net income from continuing operations (excluding restructuring charges) was $53 million or $0.73 diluted earnings per share, an increased of 16% from fourth quarter 1998.

         Air Conditioning Systems and Services sales increased 10% to $1,028 million and segment income increased 38% to $83 million driven by increased volume and cost improvements.

         Plumbing Products sales increased 16% (21% excluding exchange) to $439 million reflecting strong increases in the U.S., plus the
         Armitage/Dolomite acquisition. Segment income increased 5% (8% excluding exchange) to $42 million over a strong fourth quarter 1998 performance. Improved performance resulting from higher U.S. volumes, European restructuring and the acquired Armitage/Dolomite business was partly offset by weakness in Latin America and onetime costs associated with the consolidation and integration of manufacturing facilities in the U.K. and rapid expansion of production in Bulgaria.

         Braking and Control Systems sales decreased 3%, but increased 7% excluding exchange, to $287 million reflecting the continuing strong shipments to the U.S. marketing joint venture and good levels of European commercial vehicle production. Segment income decreased $4 million or 11%, but was unchanged excluding exchange. Margin declined due to increased warranty costs and product development spending.
         Equity income from the U.S. marketing joint venture increased substantially in the quarter.

American Standard is a global manufacturer with market leading positions in three businesses: Trane(R), the nation's leading supplier of central air conditioning equipment for commercial and institutional buildings and a premier brand for residential buildings; American Standard(R) and Ideal Standard(R), the world's largest manufacturer of plumbing products; and WABCO(R), the leading supplier of electronic braking and control systems to the world's manufacturers of heavy-duty trucks and buses. The Company employs approximately 57,000 people in 33 countries. American Standard is included in the Standard & Poor's MidCap 400 Index.

         Comments in this earnings release contain certain forward-looking statements, which are based on management's good faith expectations and belief concerning future developments. Actual results may differ materially from these expectations as a result of many factors, relevant examples of which are set forth in the Company's 1998 Annual Report on Form 10-K and in the "Management's Discussion and Analysis" section of the Company's Quarterly Reports on Form 10-Q and 1998 Annual Report to Shareholders.

For Further Information Contact:
Ray Pipes (732) 980-6095 or Phil Bradtmiller (732) 980-6038
The  latest  news   release   and   corporate   information   can  be  heard  on
1-888-ASD-NEWS. Additional information on American Standard is available on the Company's Worldwide Web site at http://www.americanstandard.com



                        AMERICAN STANDARD COMPANIES INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

In millions except
per share data                                                       Year Ended
December 31,
                                                ------------------------------------------------------------------
                                                    1999              1999             1998              1998
                                                  Reported        Adjusted (a)       Reported        Adjusted (a)
                                                -------------     -------------    -------------     -------------
Sales
     Air Conditioning Systems and Services           $ 4,337                            $ 3,940
     Plumbing Products                                 1,755                              1,510
     Braking and Control Systems                       1,098                              1,106
                                                -------------                      -------------
     Total                                           $ 7,190                            $ 6,556
                                                =============                      =============

Segment income
     Air Conditioning Systems and Services             $ 453                              $ 386
     Plumbing Products                                   164                                119
     Braking and Control Systems                         134                                153
                                                -------------                      -------------
     Total                                               751             $ 751              658             $ 658

Equity in net income of unconsolidated
     joint ventures                                       37                37               27                27
                                                -------------     -------------    -------------     -------------
                                                         788               788              685               685

Restructuring and asset impairment charge                 15                 -              197                 -
                                                -------------     -------------    -------------     -------------
                                                         773               788              488               685

Interest expense                                         188               188              188               188
Corporate and other expenses                             134               134              110               110
                                                -------------     -------------    -------------     -------------
Income from continuing operations before
     income taxes and extraordinary item                 451               466              190               387
Income taxes                                             187               193              141               155
                                                                  -------------
                                                -------------                      -------------     -------------
Income from continuing operations before
     extraordinary item                                  264               273               49               232

Discontinued operations:
     Loss from operations, net of tax benefit             14                14               15                15
     Loss on disposition, net of tax benefit             112               112                -                 -
                                                -------------     -------------    -------------     -------------
Loss from discontinued operations                        126               126               15                15

Extraordinary loss on retirement of debt,
     net of tax benefit                                    -                 -               50                50
                                                -------------     -------------    -------------     -------------
 Net income (loss)                                      $ 138             $ 147            $ (16)            $ 167
                                                =============     =============    =============     =============

Basic per common share
  income from continuing operations                   $ 3.74            $ 3.87           $ 0.68            $ 3.24
Loss from discontinued operations                      (1.78)            (1.78)           (0.21)            (0.21)
Extraordinary loss on retirement of debt                   -                 -            (0.70)            (0.70)
                                                -------------     -------------    -------------     -------------
Net income (loss)                                     $ 1.96            $ 2.09          $ (0.22)           $ 2.33
                                                =============     =============    =============     =============

Diluted per common share
  income from continuing operations                   $ 3.63            $ 3.76           $ 0.66            $ 3.15
Loss from discontinued operations                      (1.73)            (1.73)           (0.20)            (0.20)
Extraordinary loss on retirement of debt                   -                 -            (0.68)            (0.68)
                                                -------------     -------------    -------------     -------------
Net income (loss)                                     $ 1.90            $ 2.02          $ (0.22)           $ 2.27
                                                =============     =============    =============     =============

Average basic outstanding common shares                 70.5              70.5             71.7              71.7
Average diluted outstanding common shares               72.7              72.7             73.7              73.7


(a) Adjusted results exclude restructuring and asset impairment charges in 1999 and 1998.



                        AMERICAN STANDARD COMPANIES INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)
In millions except                                                       Three Months Ended December 31,
per share data                                         --------------------------------------------------------------------

                                                           1999              1999              1998              1998
                                                         Reported        Adjusted (a)        Reported        Adjusted (a)
                                                       --------------    --------------    --------------    --------------

Sales

     Air Conditioning Systems and Services                   $ 1,028                               $ 937
     Plumbing Products                                           439                                 381
     Braking and Control Systems                                 287                                 295
                                                       --------------                      --------------
     Total                                                   $ 1,754                             $ 1,613
                                                       ==============                      ==============

Segment income

     Air Conditioning Systems and Services                      $ 83                                $ 60
     Plumbing Products                                            42                                  40
     Braking and Control Systems                                  32                                  36
                                                       --------------                      --------------
     Total                                                       157             $ 157               136             $ 136

Equity in net income of unconsolidated
     joint ventures                                               10                10                 6                 6
                                                       --------------    --------------    --------------    --------------
                                                                 167               167               142               142

Restructuring and asset impairment charge                         15                 -               163                 -
                                                       --------------    --------------    --------------    --------------
                                                                 152               167               (21)              142

Interest expense                                                  47                47                43                43
Corporate and other expenses                                      30                30                25                25
                                                       --------------    --------------    --------------    --------------
Income (loss) from continuing operations before

     income taxes and extraordinary item                          75                90               (89)               74
Income taxes                                                      31                37                21                29
                                                       --------------    --------------    --------------    --------------
Income (loss) from continuing operations                          44                53              (110)               45

Discontinued Operations:
     Loss from operations, net of tax benefit                      2                 2                 7                 7
     Loss on disposition, net of tax benefit                     112               112                 -                 -
                                                       --------------    --------------    --------------    --------------
Loss from discontinued operations                                114               114                 7                 7
                                                       --------------    --------------    --------------    --------------
Net income (loss)                                              $ (70)            $ (61)            $(117)             $ 38
                                                       ==============    ==============    ==============    ==============

Basic per common share
  income from continuing operations                             0.62              0.75             (1.57)             0.64
Loss from discontinued operations                              (1.61)            (1.61)            (0.10)            (0.10)
                                                       --------------    --------------    --------------    --------------
Net income (loss)                                            $ (0.99)          $ (0.86)          $ (1.67)           $ 0.54
                                                       ==============    ==============    ==============    ==============

Diluted per common share

Income from continuing operations                               0.60              0.73             (1.57)             0.63
Loss from discontinued operations                              (1.56)            (1.56)            (0.10)            (0.10)
                                                       --------------    --------------    --------------    --------------
Net income (loss)                                            $ (0.96)          $ (0.83)          $ (1.67)           $ 0.53
                                                       ==============    ==============    ==============    ==============


Average basic outstanding common shares                         70.7              70.7              70.2              70.2
Average diluted outstanding common shares                       72.9              72.9              70.2              71.7


(a) Adjusted results exclude restructuring and asset impairment charges in 1999 and 1998.